1. Name and Address of Reporting Person
   Cross, Thomas S.
   2377 Greensward South
   Warrington, PA 18976
2. Issuer Name and Ticker or Trading Symbol
   SPS TECHNOLOGIES, INC. (ST)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Corporate Vice President - Human Resources
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       12/31/2001 J <F1>        78          A      $0.0000    581              D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Non Qualified  $32.9375                                             02/09/2010 Common                      161      D
Stock Options                                                                  Stock
Non Qualified  $34.435  02/13/2002 A      V  830         02/13/2003 02/12/2012 Common  830      $0.0000    830      D
Stock Options                                <F2>                              Stock
Non Qualified  $51.1                                                02/14/2011 Common                      519      D
Stock Options                                                                  Stock
Incentive      $27                                                  01/31/2006 Common                      2000     D
Stock Options                                                                  Stock
Incentive      $32.9375                                             02/09/2010 Common                      2339     D
Stock Options                                                                  Stock
Incentive      $33.9062                                             02/09/2007 Common                      2000     D
Stock Options                                                                  Stock
Incentive      $34.435  02/13/2002 A      V  1670        02/13/2004 02/12/2012 Common  1670     $0.0000    1670     D
Stock Options                                <F2>                              Stock
Incentive      $39.2188                                             07/13/2009 Common                      5000     D
Stock Options                                                                  Stock
Incentive      $41.0937                                             02/01/2008 Common                      1500     D
Stock Options                                                                  Stock
Incentive      $43                                                  02/08/2009 Common                      1500     D
Stock Options                                                                  Stock
Incentive      $51.1                                                02/14/2011 Common                      1981     D
Stock Options                                                                  Stock

Explanation of Responses:

<F1>
Shares acquired under Company's Employees Savings and Investment Plan during the year at no cost to the reporting person.
<F2>
These options were granted as an incentive to the recipient and the number granted was calculated using the fair market value of the Company's common stock on the grant date. 20% of the options granted become exercisable one year after the grant date,and the remainder become exercisable in annual 20% increments thereafter.

SIGNATURE OF REPORTING PERSON
/s/ Thomas S. Cross

DATE
03/08/2002